

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act





06027587

March 8, 2006



Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/8/2006

Re: Ford Motor Company
Incoming letter dated January 5, 2006

Dear Mr. Sherry:

This is in response to your letter dated January 5, 2006 concerning the shareholder proposal submitted to Ford by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-1717

37996


RECEIVED
2006 JAN -9 PM 4:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JAN 06 2006
WASH, D.C. 185 SECTION

Re: Omission of Shareholder Proposal Submitted by Mr. Robert D. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 11, 2006.

Mr. Robert D. Morse (the "Proponent") has submitted for inclusion in the 2006 Proxy Materials a proposal and supporting statement recommending that the Company "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year" (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2006 Proxy Materials for the following reason:

- The Proposal is excludable as a violation of Rule 14a-8(i)(12)(iii) because a proposal dealing with substantially the same subject matter as the Proposal have been included in the Company's proxy materials three times within the preceding 5 calendar years and received less than 10% of the vote on its last submission.

The Proposal Failed to Receive 10% of the Vote on its Third Submission in Five Years

Rule 14a-8(i)(12)(iii) provides that if a proposal deals with substantially the same subject matter as other proposals that have been previously included in a company's proxy materials at least three times within the preceding five calendar years, then the company may exclude the proposal from its proxy materials for any meeting held within three calendar years of its last submission to stockholders if the proposal received less than 10%

of the vote at that time. The Proposal requests Ford's Board of Directors to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year." The Proponent submitted substantially similar proposals in 2001, 2004, and 2005 (see Exhibit 2). The 2001 proposal requested the Company to discontinue all bonuses, "options, rights, SAR's, etc. ... for top management." The 2004 proposal was substantially identical, except that it applied to the "top 5 of Management." The 2005 proposal was substantially identical to the 2004 proposal, except that it limited its application to the "top 5 of Management" whose base salary and other compensation exceeded $500,000. Additionally, the supporting statements for each proposal reiterate the same themes; namely, that management is over-paid.

Rule 14a-8(i)(12)(iii) does not require that a proposal be identical to previous proposals for it to be excluded, but rather provides for exclusion if a proposal addresses substantially the same subject matter as previous proposals. *See The Home Depot, Inc.* (February 10, 2005), *Verizon Communications Inc.* (January 21, 2005) and *Bristol-Myers Squibb Company* (February 11, 2004). The Staff has indicated that the overall substantive concern raised by the proposal is the essential factor in determining whether or not a proposal may be excluded rather than the specific language or proposed action contained in the proposals. *See SEC Release No. 34-20091* (August 16, 1983). In the proposals noted above and in the present Proposal, the substantive concern is the same; namely, limitation of compensation paid to the Company's "top" management.

As reported in Ford's 10-Q for the quarter ended June 30, 2005, the relevant proposal presented at the Company's 2005 Annual Meeting of Shareholders received 189,073,380 votes for and 2,087,282,735 votes against (see Exhibit 3) This translates into 8.31% of the vote in favor of the proposal. Consequently, this vote falls short of the 10% required pursuant to Rule 14a-8(i)(12)(iii) for resubmission of a substantially similar proposal within the subsequent three-year period. In determining this percentage, the Company disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12). *See Staff Legal Bulletin No. 14, Question F.4* (July 13, 2001).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be omitted from Ford's 2006 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2006 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2006 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Robert D. Morse (via Federal Express)

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
August 15, 2005

Office of The Secretary.
Ford Motor Company
The American Road
Dearborn, MI 48121

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Ford Motor Company stock for over one year, wish to present the following proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Msnsement's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. It,This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as
far back as 1998. The above actions are commendable.

----End of Proposal----

PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

SINCERELY Robert D. Morse


Ford

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

August 30, 2005

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Re: Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Morse:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of the revised shareholder proposal contained in your letter dated August 15, 2005, which we received August 23, 2005. The proposal requests the Company to "eliminate all remuneration for any one of Management in an amount above $500,000 per year" (the "Proposal"). Your letter indicates that you intend that all compensation from whatever sources should not exceed $500,000, except for minor perks and necessary insurance for Management. We have confirmed with EquiServe Trust Company, N.A., the Company's transfer agent, your share ownership eligibility to submit a proposal.

Please note that Ford reserves the right to file a No-Action Request with the United States Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2006 proxy materials if we determine a basis for exclusion exists under SEC Rule 14a-8. If we decide to file such a letter, we will notify you in accordance with SEC rules.

Thank you for your continued interest in Ford Motor Company.

Very truly yours,

Jerome F. Zaremba

cc: P. J. Sherry, Jr.

contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

The Board of Directors recommends a Vote "against" Proposal 3.

Corporations are prohibited under federal and many states' laws from making direct or indirect contributions to candidates or political parties. The Company has a policy not to make contributions to political candidates or organizations, nor to employ its resources for the purpose of helping to elect candidates to public office, even where permitted by law.

The Company has a political action committee, the Ford Civic Action Fund (the "Fund"). All of the contributions made by the Fund are derived from voluntary employee contributions; the Company makes no contributions. The Company does, however, pay the solicitation and administrative expenses of the Fund, which are minimal, as permitted by law. Information with respect to contributions made by the Fund in connection with federal and state elections is publicly available at the Federal Election Commission and applicable state boards of election, respectively.

Where permitted by law, the Company occasionally makes contributions with respect to state and local ballot questions and referenda that have a direct impact on the Company's business (such as those dealing with local property taxes). Information with respect to contributions made in connection with ballot questions and referenda is publicly available through local boards of election.

The Company's overall expenditures that would fall within the scope of the proposal are small. The proposal would require the Company to incur added expense to prepare and publish in various newspapers a detailed report of information that already is publicly available. The Board of Directors believes such expenditures are unnecessary and would serve no useful purpose for shareholders.

The Board of Directors recommends a Vote "against" Proposal 3.

PROPOSAL 4

Discontinuance of Bonuses, Options, Rights, SARs, and Severance Pay Contracts

Robert D. Morse, 212 Highland Avenue, Moorsetown, New Jersey 08057-1717, who owns 1,311 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

RESOLVED: "That the Officers and Directors consider the discontinuance of all bonuses immediately, and options, rights, SAR's, etc. after the termination of any existing programs for top management. I must also include any severance payment contracts, which overpay a person no longer of use, just to leave!

This does not include any programs for employees.

REASONS: Management and Directors are compensated enough to buy on the open market, just as You and I, if they are interested in the Company's success rather that cashing in as options etc., mature and they receive more year after year. Management is already well paid with base pay, life insurance, retirement plans, paid vacations, free use of vehicles, and other perks.

Options, rights, SAR's, are available elsewhere, and a higher offers induce transfers, not necessarily "attain and retain" qualified persons.

Who writes the objections to my proposal? Is it not the same persons who nominate and pay the directors who in turn will provide Management these exorbitant extras above a good base salary? These persons are not providing us entertainment on an individual choice basis, as do athletes, movie stars, and similar able performers.

"Align management with shareowners" is a repeated "line" to lull us as to continually increasing their take of our assets. Do we get any options to purchase at previous [presumed] lower rates, expecting prices to increase?

After taxes, present base salaries are way above the $200,000.00 our President receives, plus lodging, and Management only looks after a Company, not the USA, and some of the world problems. If they filled out a daily work or production sheet, what would it show? Please mark your ballot "FOR" this proposal.

If you saw a quarter on the ground, would you not pick it up? SO, WHY NOT PICK UP BIG MONEY?! There are too many shareowners who just "don't understand or care". Take this copy to your librarian for a few days, perhaps along with some fruit; I'm sure he or she can digest both.

"ABSTAIN" and "EXCEPT" have been substitutes for "AGAINST" ON THE VOTE FOR DIRECTORS ONLY for over 12 years now as they are not deducted from "FOR", an intentional ploy to win seats.

THANK YOU!

The Board of Directors recommends a Vote "against" Proposal 4.

The Company opposes this proposal because bonuses and stock-based awards allow the Company to attract and retain talented leadership, tie executive compensation to Company performance, and link managers' goals with the interests of shareholders.

We believe that the compensation currently paid to senior executives is appropriate and competitive. Recruiting, retaining and motivating talented employees are crucial in today's highly competitive global economy. Stock-based awards assist not only in recruiting and retaining employees but also in motivating employees to focus on the Company's long-term performance and results. The use of stock-based awards allows the Company to convert part of the cash compensation that otherwise would be immediately payable, for example, as salary, into compensation that is valuable only if the Company is successful.

Stock-based awards are an integral part of Ford's compensation program (see the Compensation Committee Report on Executive Compensation, pp. 19-23). Common stock awards under the Long-Term Incentive Plan generally are based on a three-year performance period, and most stock options cannot be exercised in full until three years following the grant. These restrictions emphasize long-term performance and link executive compensation with your interests as shareholders. Additionally, although the Company does not generally utilize severance pay contracts as a part of its executive compensation program, whether to offer severance compensation to an officer under particular circumstances is a matter that is properly in the discretion of the Compensation Committee of the Board of Directors.

We oppose the proposal because it serves no useful purpose for you.

First, as a matter of corporate governance, the Board of Directors is responsible for directing the business and affairs of the Company. The Board of Directors takes action on matters that each director believes to be, in the exercise of his or her fiduciary responsibilities, in the best interest of the Company as a whole, and *all* of its shareholders.

Second, under Delaware law and the Company's Restated Certificate of Incorporation, the Board of Directors has the authority to designate committees. The Board of Directors believes that designating a committee for the purpose stated in the proposal is not in the best interest of the Company or you, since any perceived conflicts between the interests of holders of Class B Stock and the holders of common stock that are not resolved by the Company's Restated Certificate of Incorporation can be addressed by the entire Board of Directors, a majority of which are independent.

Accordingly, the proposal is unnecessary and would serve no useful purpose.

The Board of Directors recommends a Vote "against" Proposal 4.

PROPOSAL 5

Terminating Certain Compensation

Mr. Robert D. Morse, 212 Highland Avenue, Moorestown, New Jersey 08057, owner of 2,010 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's, and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500,000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align share-owner/management relations", with any gain to the shareowners. Think about it! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

The Board of Directors recommends a Vote "against" Proposal 5.

The Company opposes this proposal because bonuses and stock-based awards allow the Company to attract and retain talented leadership, tie executive compensation to Company performance, and link managers' goals with your interests.

shown a willingness to engage in a constructive dialogue on the issue of greenhouse gas emissions and will continue this engagement as we continue to move beyond dialogue.

The Company remains committed to reporting the estimated greenhouse gas emissions from its operations and products, to review and report on actions to reduce greenhouse gas emissions from its products, and to continue to work on new policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions. We are working closely with interested groups to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of all of our shareholders.

The Board, however, does not believe the proposal is in your best interests. Because Ford considers its environmental policies to be important to the Company's sustainability, Ford will issue a report that will address a broad range of environmental issues important to the Company, including greenhouse gas emissions. In order for any such report to be beneficial, it should be comprehensive, well considered and instructive on the environmental issues facing the Company. Any report of this nature should not be unduly restrictive in scope. The proposal's narrow focus on one aspect of the Company's approach to greenhouse gas emissions would present an incomplete picture of the Company's total strategic approach to environmental issues, thus depriving shareholders of an understanding of the Company's policies with regard to greenhouse gas emissions. Because the proposal is too narrowly focused to be instructive to shareholders, the Board does not believe the proposal is in your best interests.

The Board recommends a Vote "against" Proposal 4.

PROPOSAL 5

Limiting Certain Compensation

Mr. Robert D. Morse, 212 Highland Avenue, Moorestown, New Jersey 08057, owner of 2,010 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

PROPOSAL

Management and Directors are requested to consider limiting all total cash, possible rights, options, SAR's plans and possible severance payments to the 5 top Management after expiration of existing plans or commitments, should they and base salary be in excess of $500,000.00 total remuneration per year. The Company has the right and discretion as to how compensation is to be distributed.

REASONING:

The following are my opinions:

That moderation is needed in corporate compensation. Any person can live very lavishly on $500,000.00 per year. Over paying many of Management has been ongoing and sometimes increasing for many years.

There is little published proof that Management actually earns these unnecessary cash payments and allotments of options, etc.

The Board of Directors recommends a Vote "against" Proposal 5.

The Board opposes this proposal because limiting executive officer compensation to $500,000 would not be in the best interests of the Company or you. Competitive compensation arrangements allow the Company to attract and retain talented leadership. Using a combination of cash and stock-based compensation ties executive compensation to Company performance and link managers' goals with your interests. The proposal would frustrate those efforts.

We believe that the compensation currently paid to senior executives is appropriate and competitive. Recruiting, retaining and motivating talented employees is crucial in today's highly competitive global economy. Cash compensation such as salary and bonus motivates executives to focus on excellent short-term performance.

ITEM 4. Submission of Matters to a Vote of Security Holders (Continued)

Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm. A proposal to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit the books of account and other corporate records of the Company for 2005 was adopted, with 2,659,179,523 votes cast for, 30,996,217 votes cast against, 18,388,289 votes abstained and 0 broker non-votes.

Proposal Three: Relating to Disclosure of Compensation Paid to Executive Officers. A proposal relating to disclosure of Company executive officers who are contractually entitled to receive more than $500,000 annually in compensation was rejected, with 2,051,710,471 votes cast against, 228,337,785 votes cast for, 27,356,987 votes abstained and 401,158,786 broker non-votes.

Proposal Four: Relating to the Company Reporting on its Lobbying Efforts Relative to CAFE Standards. A proposal relating to the Company reporting on its lobbying efforts relative to CAFE standards was rejected, with 2,074,352,252 votes cast against, 136,819,089 votes for, 96,233,902 votes abstained and 401,158,786 broker non-votes.

Proposal Five: Relating to Limiting Certain Compensation for Named Executives. A proposal relating to limiting certain compensation paid to Named Executives was rejected, with 2,087,282,735 votes cast against, 189,073,380 votes cast for, 31,049,128 votes abstained and 401,158,786 broker non-votes.

Proposal Six: Relating to Tying Executive Compensation to Reducing Lifetime Product Greenhouse Gas Emissions. A proposal relating to tying executive compensation to reducing lifetime product greenhouse gas emissions was rejected, with 2,098,592,542 votes cast against, 116,682,624 votes cast for, 92,130,077 votes abstained and 401,158,786 broker non-votes.

Proposal Seven: Relating to Consideration of a Recapitalization Plan to Provide that All of the Company's Outstanding Stock Have One Vote Per Share. A proposal relating to consideration of a recapitalization plan to provide that all of the Company's outstanding stock have one vote per share was rejected, with 1,718,829,170 votes cast against, 556,376,747 votes cast for, 32,199,326 votes abstained and 401,158,786 broker non-votes.

Proposal Eight: Relating to Establishing an Independent Committee of the Board to Evaluate Conflicts of Interests. A proposal relating to establishing an independent committee of the Board to evaluate conflicts of interests between holders of Class B Stock and holders of common stock was rejected, with 1,858,826,668 votes cast against, 416,585,899 votes cast for, 31,992,676 votes abstained and 401,158,786 broker non-votes.

ITEM 6. Exhibits.

Please see Exhibit Index on page 35 below.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FORD MOTOR COMPANY
(Registrant)

Date: August 4, 2005

By: /s/James C. Gouin
James C. Gouin
Vice President and Controller

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 5, 2006

The proposal calls for the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year."

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,



Timothy Geishecker
Attorney-Adviser